UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2016

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2016	4

Notes to Financial Statements	5-11

Supplemental Schedules:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2016	12-27
Schedule H, line 4j - Schedule of Reportable Transactions
for the Year Ended December 31, 2016	28-29

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of the FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The Plan’s management is responsible for the financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 and schedule of reportable transactions for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements taken as a whole.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 27, 2017

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2016	2015
Assets
Investments:
Investments, at fair value (see Note 5)	$2,944,601,484	$2,823,163,330
Investments, at contract value (see Note 6)	565,637,389	543,354,776
Total investments	3,510,238,873	3,366,518,106

Receivables:
Accrued interest and dividends	2,014,476	2,466,671
Employer contributions	1,195,559	1,102,117
Employee contributions	3,549,535	3,201,149
Notes receivable from participants	60,108,033	59,649,938
Due from brokers	2,867,791	11,266,174
Total receivables	69,735,394	77,686,049
Total assets	3,579,974,267	3,444,204,155

Liabilities
Administrative expenses payable	2,402,346	2,600,764
Due to brokers	24,798,263	32,864,072
Total liabilities	27,200,609	35,464,836

Net assets available for benefits	$3,552,773,658	$3,408,739,319

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31,
2016

Additions:
Contributions
Employer	$45,285,310
Participant	141,584,124
Total contributions	186,869,434

Investment Income
Interest and dividends	47,594,749
Net appreciation in fair value of investments	186,585,368
Total investment income	234,180,117

Interest income on notes receivable from participants	2,499,892

Deductions:
Distributions to participants	(273,832,194)
Administrative expenses	(5,682,910)
Total deductions	(279,515,104)

Increase in net assets available for benefits	144,034,339

Net assets available for benefits, beginning of year	3,408,739,319

Net assets available for benefits, end of year	$3,552,773,658

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRC).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by Fidelity Investments (Fidelity).

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until the employee contribution rate reaches the amount that will be subject to matching contributions. Certain union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has an increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (UWUA Local 180 and IBEW Local 777 are not eligible to elect Roth 401(k) contributions). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions and/or Roth contributions to the Plan will reach the applicable annual IRC limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee, except for IBEW Local 777 and UWUA Local 180 participants who receive a matching contribution of 80% and 60%, respectively, on the first 4% of eligible contributions. All employer matching contributions are invested in FirstEnergy common stock, except for certain IBEW Local 777 and UWUA Local 180 participants whose matching contributions are invested in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FirstEnergy common stock contributed to each participant is based on the market price of FirstEnergy common stock as of the end of each pay period. FirstEnergy matching contributions are non-cash contributions made by issuing shares of common stock. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement dates, sixteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FirstEnergy common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FirstEnergy’s common shares are traded on the NYSE and participation units in the FirstEnergy Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FirstEnergy’s common stock was $30.97 and $31.73 at December 31, 2016 and 2015, respectively. The valuation per unit of the FirstEnergy Common Stock Fund was $37.86 and $38.71 at December 31, 2016 and 2015, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. The range of interest rates on outstanding loan balances during the year ended December 31, 2016 was 4.25% to 10%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and interest are credited to the participant’s account when made, generally through payroll deduction.

Payment of Benefits
Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (not beyond age 70-1/2) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan, all other beneficiaries must withdraw or rollover the former participant's account within 180 days.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements that affect recognition or disclosure to the financial statements.

2.	Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains (losses) and unrealized appreciation (depreciation) on those investments.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy disclosure for which fair value is measured using the net asset value per share as a practical expedient under Topic 820. The plan adopted ASU 2015-12 as of December 31, 2016. There was no impact to the plan financials.

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– quoted prices for identical or similar instruments in markets that are not active; and
– model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2016 or 2015 or during the year ended December 31, 2016.

There were no changes in valuation methodologies for assets measured at fair value during 2016.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$4,944,296	$4,944,296

Common Collective Trusts	—	1,583,189,917	1,583,189,917

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	330,093,147	—	330,093,147
Cash and Cash Equivalents	—	1,417,891	1,417,891
Total FirstEnergy Common Stock Fund	330,093,147	1,417,891	331,511,038

Registered Investment Companies	686,285,793	229,962,736	916,248,529

Self Managed Brokerage Accounts[1]	—	108,707,704	108,707,704

Total Investments at Fair Value[2]	$1,016,378,940	$1,928,222,544	$2,944,601,484

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2015
	Level 1	Level 2	Total

Cash and Cash Equivalents	$—	$5,637,239	$5,637,239

Common Collective Trusts	—	1,443,840,631	1,443,840,631

FirstEnergy Common Stock Fund
FirstEnergy Common Stock	331,084,391	—	331,084,391
Cash and Cash Equivalents	—	614,972	614,972
Total FirstEnergy Common Stock Fund	331,084,391	614,972	331,699,363

Registered Investment Companies	685,137,585	257,505,354	942,642,939

Self Managed Brokerage Accounts[1]	—	99,343,158	99,343,158

Total Investments at fair value [2]	$1,016,221,976	$1,806,941,354	$2,823,163,330

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.	Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by PIMCO.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the Synthetic GIC's on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0 percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2016 and 2015:

	2016	2015

Short-term investment fund	$23,933,495	$16,644,003
Synthetic GIC's	541,703,894	526,710,773
Total Investments at contract value	$565,637,389	$543,354,776

The synthetic GIC's are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of the Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2016 and 2015, and for the year ended December 31, 2016:

	2016	2015

Net assets available for benefits per the financial statements	$3,552,773,658	$3,408,739,319
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(2,198,445)	(2,754,310)
Net assets available for benefits per Form 5500	$3,550,575,213	$3,405,985,009

Total investment income and interest income on notes receivable
from participants per the financial statements	$236,680,009
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	555,865
Investment income per Form 5500	$237,235,874

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	STATE STREET STIF	Money market fund	**	$4,944,296
*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	331,511,038
	FIDELITY PURITAN FUND	Balanced fund	**	123,932,868
	ACWI EX US - M	International stocks	**	72,760,274
	DFA US SMALL CAP VALUE PORTFOLIO	Small cap value stocks	**	135,717,146
	PIMCO REAL RETURN FUND INSTITUTIONAL CLASS	Bonds	**	15,022,966
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	112,406,650
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND	Blend of stocks, fixed income	**	89,337,121
	BLACKROCK LIFEPATH INDEX 2020 FUND	Blend of stocks, fixed income	**	132,113,228
	BLACKROCK LIFEPATH INDEX 2025 FUND	Blend of stocks, fixed income	**	116,557,150
	BLACKROCK LIFEPATH INDEX 2030 FUND	Blend of stocks, fixed income	**	77,617,236
	BLACKROCK LIFEPATH INDEX 2035 FUND	Blend of stocks, fixed income	**	43,684,429
	BLACKROCK LIFEPATH INDEX 2040 FUND	Blend of stocks, fixed income	**	27,315,552
	BLACKROCK LIFEPATH INDEX 2045 FUND	Blend of stocks, fixed income	**	25,969,850
	BLACKROCK LIFEPATH INDEX 2050 FUND	Blend of stocks, fixed income	**	32,085,003
	BLACKROCK LIFEPATH INDEX 2055 FUND	Blend of stocks, fixed income	**	21,918,022
	BLACKROCK LIFEPATH INDEX 2060 FUND	Blend of stocks, fixed income	**	1,582,457
	DODGE & COX INTERNATIONAL FUND	International stocks	**	38,159,103
	JP MORGAN GLOBAL OPPORTUNITIES FUND	Global Stocks	**	11,291,292
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	108,707,704
	TOTAL BOND MARKET INDEX	Bonds	**	98,649,624
	SMALL CAP GROWTH EQUITY	Small cap growth stocks	**	3,646,719
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	154,481,856
	MID CAP VALUE - I	Mid cap value stocks	**	27,537,932
	EQUITY INDEX - M	Large cap stocks	**	784,121,020

*	CAPITAL PRESERVATION FUND
	STATE STREET STIF	Money market fund	**	23,933,495
	ABBVIE INC SR UNSEC	Corporate - 2.85%, 2023	**	194,722
	ABBVIE INC SR UNSEC	Corporate - 3.20%, 2022	**	1,004,792
	ACE INA HOLDINGS SR UNSEC	Corporate - 3.35%, 2024	**	3,577,864
	AMERICAN EXPRESS CREDIT SR UNSEC	Corporate - 1.67%, 2020	**	402,720
	AMXCA 2014-3 A	Cash Equivalent - 1.49%, 2020	**	2,406,612
	BACM 2007-1 A1A	Cash Equivalent - 5.43%, 2049	**	791,913
	BAIDU INC SR UNSEC	Corporate - 2.75%, 2019	**	3,048,486
	BANK OF AMERICA CORP SR NT	Corporate - 5.63%, 2020	**	5,136,351
	BANK OF NY MELLON CORP SRUNSEC	Corporate - 2.60%, 2020	**	2,026,705

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BARCLAYS PLC SR UNSEC	Corporate - 3.20%, 2021	**	697,512
	BERKSHIRE HATHAWAY INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	12,798
	BK TOKYO-MITSUBISHI UFJ UNSEC 144A	Corporate - 2.35%, 2019	**	2,510,386
	BNP PARIBAS GLBL SR UNSEC BKNT	Corporate - 5.00%, 2021	**	3,866,880
	BP CAPITAL MARKETS PLC CO GTD	Corporate - 4.74%, 2021	**	2,199,555
	BPCE SA SR UNSEC	Corporate - 4.00%, 2024	**	3,659,430
	CASH COLLATERAL CME FOB USD	Cash Equivalent - 0.45%, 2060	**	217,096
	CASH COLLATERAL FUT FOB USD	Cash Equivalent - 0.45%, 2060	**	152,897
	CASH COLLATERAL ICE FOB USD	Cash Equivalent - 0.45%, 2060	**	364,080
	CASH COLLATERAL ISDA CBK USD	Cash Equivalent - 0.55%, 2060	**	100,529
	CASH COLLATERAL ISDA DUB USD	Cash Equivalent - 0.55%, 2060	**	38,883
	CASH COLLATERAL ISDA GST USD	Cash Equivalent - 0.55%, 2060	**	151,216
	CASH COLLATERAL TBA BCY USD	Cash Equivalent - 0.55%, 2060	**	43
	CASH COLLATERAL TBA BOS USD	Cash Equivalent - 0.55%, 2060	**	219,642
	CASH COLLATERAL TBA BPG USD	Cash Equivalent - 0.55%, 2060	**	8,471
	CASH COLLATERAL TBA FOB USD	Cash Equivalent - 0.55%, 2060	**	481,514
	CASH COLLATERAL TBA GSC USD	Cash Equivalent - 0.55%, 2060	**	185,891
	CASH COLLATERAL TBA NOM USD	Cash Equivalent - 0.55%, 2060	**	24
	CCCIT 2013-A7 A7	Cash Equivalent - 1.09%, 2060	**	1,757,549
	CDX IG26 5Y ICE	Credit Default Swap - 1.00%, 2021	**	29,043
	CDX IG27 5Y ICE	Credit Default Swap - 1.00%, 2021	**	31,076
	CGCMT 2007-C6 A4 WM16 WC5.7312	Cash Equivalent - 5.71%, 2049	**	1,314,937
	CGCMT 2013-GC11 AAB	Mortgage - 2.69%, 2046	**	812,655
	CGCMT 2015-GC29 AAB WM24 WC4.173211878	Mortgage - 2.98%, 2048	**	1,515,241
	CHAIT 2014-A7 A	Cash Equivalent - 1.38%, 2019	**	2,203,030
	CHAIT 2015-A5 A	Mortgage - 1.36%, 2020	**	1,299,996
	CHEVRON CORP UNSEC FRN	Cash Equivalent - 1.32%, 2019	**	1,853,427
	CMBX.NA.AAA.7 SP FBF	Credit Default Swap - 0.50%, 2047	**	(15,766)
	CMBX.NA.AAA.8 SP DUB	Credit Default Swap - 0.50%, 2057	**	(48,106)
	CMBX.NA.AAA.8 SP GST	Credit Default Swap - 0.50%, 2057	**	(76,741)
	CNOOC FINANCE 2014 ULC GLBL CO GTD	Cash Equivalent - 1.63%, 2017	**	3,230,204
	COMM 2013-CR11 ASB WM23 WC5.205219817	Mortgage - 3.66%, 2046	**	1,477,792
	COMM 2014-CR19 ASB WM14	Mortgage - 3.50%, 2047	**	1,878,105
	COMM 2014-UBS6 ASB WM14	Mortgage - 3.39%, 2047	**	1,869,076
	COMM 2015-CR23 ASB WM15	Mortgage - 3.26%, 2048	**	1,241,150
	COMM 2015-DC1 ASB WM15	Mortgage - 3.14%, 2048	**	1,693,203
	COMM 2015-LC19 ASB	Mortgage - 3.04%, 2048	**	1,330,332
	COMM 2015-LC21 ASB	Mortgage - 3.42%, 2048	**	2,277,866
	COMPASS BANK SR UNSEC	Corporate - 2.75%, 2019	**	1,898,569

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	CRED SUIS GP FUN LTD SR UNSEC	Corporate - 3.80%, 2023	**	350,555
	CREDIT SUISSE NEW YORK SR UNSEC	Corporate - 3.00%, 2021	**	2,026,402
	CSAIL 2015-C1 ASB WM15	Mortgage - 3.35%, 2050	**	1,078,329
	CSAIL 2015-C4 ASB WM25 WC4.608	Mortgage - 3.62%, 2048	**	2,380,627
	DEUTSCHE BANK AG SR UNSEC 144A	Corporate - 4.25%, 2021	**	1,818,284
	DISCOVER FINANCIAL SVS SR UNSEC	Corporate - 3.20%, 2021	**	3,042,492
	EL PASO PIPELINE PART OP SR UNSEC	Corporate - 4.30%, 2024	**	1,543,314
	ELECTRICITE DE FRANCE SA SR UNSEC 144A	Corporate - 2.35%, 2020	**	1,789,015
	EUROPEAN INVESTMENT BANK SR UNSEC	Corporate - 2.00%, 2021	**	2,749,412
	FED HOME LN BK DISC NT	Cash Equivalent - 0.00%, 2017	**	11,598,214
	FED HOME LN BK DISC NT	Cash Equivalent - 0.00%, 2017	**	12,000,000
	FHA 221D4 P4/02 GREY 54 NCP	Mortgage - 7.43%, 2023	**	231
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	2,703,147
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	750,322
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	8,272,282
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	213,149
	FHMS KJ02 A1 WM19 WC4.629891442	Cash Equivalent - 1.64%, 2019	**	624,810
	FHMS KP03 A2 WM16WC.000	Mortgage - 1.78%, 2019	**	1,596,891
	FHR 2666 OD PAC WM23 WC5.84	Mortgage - 5.50%, 2023	**	746,649
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	1,020,016
	FHR 2764 UE WM32 WC5.4879	Cash Equivalent - 5.00%, 2032	**	289,890
	FHR 2950 FN 1MLIB+45	Cash Equivalent - 1.15%, 2035	**	272,819
	FHR 3185 GT SEQ WM26 WC6.43	Mortgage - 6.00%, 2026	**	252,122
	FHR 3225 HF 1MLIB+51BP	Cash Equivalent - 1.21%, 2036	**	325,783
	FHR 3311 FN 1MLIB+30BP	Cash Equivalent - 1.00%, 2037	**	116,508
	FHR 3318 FL 1MLIB+40	Cash Equivalent - 1.10%, 2037	**	335,134
	FHR 3339 FL 1MLIB+58	Cash Equivalent - 1.28%, 2037	**	205,586
	FHR 3355 BF 1MLIB+70	Cash Equivalent - 1.40%, 2037	**	359,243
	FHR 3368 AF 1MLIB+72	Cash Equivalent - 1.42%, 2037	**	47,689
	FHR 3666 FC 1MLIB+73	Cash Equivalent - 1.43%, 2040	**	188,214
	FHR 3699 FD VA 1MLIB+60	Cash Equivalent - 1.30%, 2040	**	439,621
	FHR 3740 DF 1MLIB+48	Cash Equivalent - 1.18%, 2040	**	818,267
	FHR 3743 FA 1MLIB+60	Cash Equivalent - 1.30%, 2040	**	1,395,272
	FHR 3747 WF VA 1MLIB+48	Cash Equivalent - 1.18%, 2040	**	1,146,781
	FHR 3751 FG 1MLIB+50	Cash Equivalent - 1.20%, 2050	**	97,756
	FHR 3843 FE 1MLIB+55BP	Cash Equivalent - 1.25%, 2041	**	1,757,939
	FHR 3843 FG 1MLIB+55BP	Cash Equivalent - 1.25%, 2041	**	1,757,939
	FHR 3977 FB 1MLIB+52BP	Cash Equivalent - 1.22%, 2041	**	2,063,018
	FHR 3984 DF 1M LIBOR +55BP	Cash Equivalent - 1.25%, 2042	**	2,483,483

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 4400 FA 1MLIB + 40 BP	Cash Equivalent - 1.10%, 2041	**	1,314,674
	FIN FUT EURO$ CME (RED) 03/19/18	Future - 0.00%, 2018	**	2,426
	FIN FUT EURO$ CME (WHT) 03/13/17	Future - 0.00%, 2017	**	(538)
	FIN FUT US ULTRA 30YR CBT 03/22/17	Future - 6.00%, 2017	**	(23,250)
	FL ST BRD OF ADMIN	Municipals - 2.64%, 2021	**	1,116,899
	FN ARM AL7090 H15T1Y+222.2 9.432	Cash Equivalent - 2.77%, 2037	**	1,257,744
	FNMA PASS THRU 20YR #254916	Cash Equivalent - 5.50%, 2023	**	239,480
	FNMA PASS THRU 20YR #255075	Cash Equivalent - 5.50%, 2024	**	279,502
	FNMA PASS THRU 20YR #AL6722	Cash Equivalent - 5.00%, 2030	**	3,600,985
	FNMA PASS THRU 30YR #848210	Cash Equivalent - 5.50%, 2035	**	274,321
	FNMA PASS THRU 30YR #884863	Cash Equivalent - 5.50%, 2036	**	269,471
	FNMA PASS THRU 30YR #890365	Cash Equivalent - 5.50%, 2041	**	341,251
	FNMA PASS THRU 30YR #938504	Cash Equivalent - 5.50%, 2037	**	180,581
	FNMA TBA 2.5% FEB 15YR	Mortgage - 2.50%, 2032	**	40,137
	FNMA TBA 2.5% JAN 15YR	Mortgage - 2.50%, 2032	**	(109,453)
	FNMA TBA 3.0% FEB 30YR	Mortgage - 3.00%, 2047	**	525,425
	FNMA TBA 3.0% JAN 30YR	Mortgage - 3.00%, 2047	**	(785,828)
	FNMA TBA 5.0% FEB 30YR	Cash Equivalent - 5.00%, 2047	**	(9,613)
	FNMA TBA 5.0% JAN 30YR	Cash Equivalent - 5.00%, 2047	**	(33,789)
	FNR 2005-109 PV WM32 WC6.509500	Cash Equivalent - 6.00%, 2032	**	8,241
	FNR 2005-13 FA 1MLIB+45	Cash Equivalent - 1.21%, 2035	**	810,197
	FNR 2005-29 JB WM33 WC7.0709	Mortgage - 4.50%, 2035	**	2,428
	FNR 2005-68 PC WM34 WC6.55	Mortgage - 5.50%, 2035	**	5,735
	FNR 2006-129 FM 1MLIB+25	Cash Equivalent - 1.01%, 2037	**	156,235
	FNR 2007-109 GF 1MLIB+68	Cash Equivalent - 1.44%, 2037	**	829,090
	FNR 2007-25 FB 1MLIB+33BP	Cash Equivalent - 1.09%, 2037	**	117,677
	FNR 2007-27 FA 1MLIB+31BP	Cash Equivalent - 1.07%, 2037	**	39,818
	FNR 2007-38 FC 1MLIB+42	Cash Equivalent - 1.18%, 2037	**	230,318
	FNR 2007-70 FA 1MLIB+35BP	Cash Equivalent - 1.11%, 2037	**	157,541
	FNR 2008-12 FA 1MLIB+67BP FRN	Cash Equivalent - 1.43%, 2038	**	1,236,254
	FNR 2010-111 FC 1MLIB+52	Cash Equivalent - 1.28%, 2040	**	186,496
	FNR 2010-115 FM 1MLIB+50	Cash Equivalent - 1.26%, 2040	**	1,396,269
	FNR 2010-117 FE 1MLIB+40BP	Cash Equivalent - 1.16%, 2040	**	134,037
	FNR 2010-129 FM 1MLIB+50	Cash Equivalent - 1.26%, 2040	**	332,521
	FNR 2010-135 LF 1MLIB+45	Cash Equivalent - 1.21%, 2040	**	610,736
	FNR 2010-141 FB 1MLIB+47	Cash Equivalent - 1.23%, 2040	**	183,761
	FNR 2010-2 GF 1MLIB+55BP	Cash Equivalent - 1.31%, 2049	**	489,225
	FNR 2010-46 WF 1MLIB+75BP	Cash Equivalent - 1.51%, 2040	**	1,686,088
	FNR 2010-59 FA 1MLIB+73BP	Cash Equivalent - 1.49%, 2040	**	2,588,111

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2011-3 FA 1MLIB+68	Cash Equivalent - 1.44%, 2041	**	3,242,364
	FNR 2011-86 KF 1MLIB+55	Cash Equivalent - 1.31%, 2041	**	467,795
	FNR 2011-86 NF 1MLIB+55	Cash Equivalent - 1.31%, 2041	**	1,012,159
	FNR 2011-87 FJ 1MLIB+55BP	Cash Equivalent - 1.31%, 2041	**	1,736,074
	FNR 2012-141 FA 1MLIB+30BP	Cash Equivalent - 1.06%, 2042	**	1,210,719
	FNR 2013-39 FA 1MLIB+35BP	Cash Equivalent - 1.11%, 2043	**	1,315,105
	FNR 2015-79 FE 1MLIB+25BP	Cash Equivalent - 1.01%, 2045	**	2,969,449
	FNR 2015-87 BF 1MLIB+30BP	Cash Equivalent - 1.06%, 2045	**	1,799,170
	FNR 2016-11 CF 1MLIB+35BP	Cash Equivalent - 1.11%, 2046	**	3,404,095
	FNR 2016-40 AF 1MLIB+45BP	Cash Equivalent - 0.98%, 2046	**	4,016,377
	FNR 2016-64 KF WM38 WC3.3381	Cash Equivalent - 1.00%, 2046	**	4,843,676
	FNR 2016-82 FM 1MLIB+40BP	Cash Equivalent - 0.93%, 2046	**	5,675,019
	FNR 2016-87 AF 1MLIB+40BP	Cash Equivalent - 0.93%, 2046	**	5,900,022
	FORD MOTOR CREDIT CO LLC SR UNSEC	Corporate - 5.00%, 2018	**	4,694,606
	FORDL 2015-B A2A	Cash Equivalent - 1.04%, 2018	**	1,259,343
	FOREST LABORATORIES INC SR UNSEC 144A	Corporate - 4.38%, 2019	**	3,150,397
	GE CAPITAL INTL FUNDING SR UNSEC	Corporate - 2.34%, 2020	**	3,949,073
	GENERAL ELECTRIC CO GLBL NT	Corporate - 4.63%, 2021	**	787,071
	GENERAL ELECTRIC CO SR UNSEC	Corporate - 2.70%, 2022	**	753,109
	GNMA I TBA 4.0% JAN 30YR	Mortgage - 4.00%, 2047	**	(46,562)
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	7,910,201
	GNR 2012-149 GF 1MLIB+30BP	Cash Equivalent - 1.04%, 2042	**	3,441,894
	GOLDCORP INC GLBL SR UNSEC	Corporate - 3.63%, 2021	**	712,724
	GOLDMAN SACHS GROUP INC GLBL SR UNSEC	Corporate - 5.25%, 2021	**	2,775,046
	GOLDMAN SACHS GROUP INC SR NT	Corporate - 5.38%, 2020	**	1,724,444
	GOLDMAN SACHS GROUP INC SR UNSEC	Corporate - 4.00%, 2024	**	2,511,764
	HAROT 2015-3 A2 WM19 WC2.133500	Cash Equivalent - 0.92%, 2017	**	409,896
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.60%, 2023	**	1,311,339
	HSBC HOLDINGS PLC SR UNSEC	Corporate - 3.19%, 2021	**	2,095,708
	HUTCHISON WHAMPOA UNSEC 144A	Corporate - 1.63%, 2017	**	2,099,702
	INTESA SANPAOLO SPA SR UNSEC	Corporate - 2.38%, 2017	**	1,660,750
	INTESA SANPAOLO SPA UNSEC	Corporate - 3.88%, 2018	**	1,535,635
	IRS USD 1.25000 12/21/16-3Y CME	Interest Rate Swap - 1.25%, 2018	**	(261,180)
	IRS USD 1.75000 12/21/16-10Y CME	Interest Rate Swap - 1.75%, 2026	**	380,967
	ITAU CORPBANCA 144A SR UNSEC	Corporate - 3.88%, 2019	**	1,558,101
	JACKSON NATL LIFE GLOBAL SEC 144A	Corporate - 1.88%, 2018	**	1,707,826
	JPMBB 2013-C17 ASB WM23 WC4.9082	Mortgage - 3.71%, 2047	**	1,475,751
	JPMBB 2014-C22 ASB WM24 WC4.580566404	Mortgage - 3.50%, 2047	**	1,824,126
	JPMBB 2015-C27 ASB	Mortgage - 3.02%, 2048	**	1,622,915

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	JPMCC 2007-LD12 A4 WM16 WC6.0924	Cash Equivalent - 5.88%, 2051	**	2,282,108
	JPMCC 2007-LDPX A3 SEQ WM15 WC5.76	Cash Equivalent - 5.42%, 2049	**	709,750
	JPMORGAN CHASE & CO GLBL SR UNSEC	Corporate - 4.50%, 2022	**	1,635,669
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 2.55%, 2020	**	350,815
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 4.25%, 2020	**	3,261,003
	JPMORGAN CHASE & CO SR UNSEC	Corporate - 2.30%, 2021	**	2,665,855
	KFW SR UNSEC	Corporate - 1.50%, 2019	**	1,805,915
	KINDER MORGAN ENER PART	Corporate - 3.95%, 2022	**	2,071,036
	KINDER MORGAN INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	(7,326)
	LOS ANGELES CO REDEV	Municipals - 2.00%, 2023	**	1,789,409
	MANUF & TRADERS TRUST CO SR UNSEC	Corporate - 2.25%, 2019	**	4,410,600
	MEXICO LA SP GST	Credit Default Swap - 1.00%, 2019	**	6,581
	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.10%, 2021	**	3,102,986
	MOODY'S CORPORATION SR UNSEC	Corporate - 4.88%, 2024	**	3,279,780
	MORGAN STANLEY	Corporate - 5.50%, 2020	**	2,219,774
	MORGAN STANLEY NT	Corporate - 5.50%, 2020	**	4,503,900
	MSBAM 2012-C6 A2 WM21 WC4.692	Cash Equivalent - 1.87%, 2045	**	1,899,437
	MSBAM 2013-C13 ASB WM23 WC4.922172434	Mortgage - 3.56%, 2045	**	1,155,450
	MSBAM 2014-C16 A4 WM23 C4.78111	Mortgage - 3.60%, 2047	**	2,129,222
	MSBAM 2014-C18 A2 WM14	Mortgage - 3.19%, 2047	**	2,218,228
	MSBAM 2015-C20 ASB WM24 WC4.486757058	Mortgage - 3.07%, 2048	**	1,220,737
	MSC 2007-IQ13 A4 WM16 WC5.8329	Cash Equivalent - 5.36%, 2044	**	631,094
	NA DEVELOPMENT BANK GLBL SR UNSECURED	Corporate - 4.38%, 2020	**	5,156,116
	NALT 2015-B A2A	Cash Equivalent - 1.18%, 2017	**	1,007,313
	NAVSL 2015-1 A1 1MLIB+30BP	Cash Equivalent - 1.06%, 2022	**	640,096
	PENSKE TRUCK LEASING/PTL SR UNSEC 144A	Corporate - 3.05%, 2020	**	1,632,018
	PNC BANK NA SR UNSEC	Corporate - 2.45%, 2020	**	1,305,930
	PROLOGIS LP SR UNSEC	Corporate - 4.00%, 2018	**	1,443,518
	PRUDENTIAL FINANCIAL INC SNR S* ICE	Credit Default Swap - 1.00%, 2021	**	17,638
	RABOBANK NEDERLAND UTREC	Corporate - 3.88%, 2022	**	3,728,881
	SANTANDER HOLDINGS USA SR UNSEC	Corporate - 4.50%, 2025	**	2,014,550
	SANTANDER UK GROUP HLDGS SR UNSEC	Corporate - 2.88%, 2021	**	1,478,187
	SBA TOWER TRUST NT SEC 144A 1A C	Corporate - 2.90%, 2044	**	2,219,794
	SINOPEC GRP OVERSEA 2014	Corporate - 2.75%, 2019	**	3,043,704
	SLCLT 2005-3 A2 3MLIB+9BP	Cash Equivalent - 1.05%, 2024	**	533,083
	SLCLT 2006-2 A5 3MLIB+10BP	Cash Equivalent - 1.06%, 2026	**	1,557,553
	SLMA 2004-1 A3	Cash Equivalent - 1.09%, 2023	**	728,517

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	SLMA 2004-3 A5 3MLIB+17	Cash Equivalent - 1.05%, 2023	**	962,914
	SLMA 2005-3 A5	Cash Equivalent - 0.97%, 2024	**	1,045,760
	SLMA 2005-6 A5A 3MLIB+11BP	Cash Equivalent - 0.99%, 2026	**	647,545
	SLMA 2005-8 A4 3MLIB **PUT REDEMPTION**	Cash Equivalent - 1.63%, 2028	**	212,164
	SLMA 2006-1 A4 3MLIB+9	Cash Equivalent - 0.97%, 2019	**	433,621
	SLMA 2006-4 A5 3MLIB+10BP	Cash Equivalent - 0.98%, 2025	**	332,792
	SOLVAY FINANCE (AMERICA) SR UNSEC 144A	Corporate - 3.40%, 2020	**	1,733,868
	SOUTH AFRICA EM SP CBK	Credit Default Swap - 1.00%, 2019	**	(13,443)
	STATE STREET STIF	Cash Equivalent - 0.64%, 2030	**	557,580
	SUMITOMO MITSUI BANKING SR UNSEC FRN	Cash Equivalent - 1.46%, 2018	**	2,407,632
	SUMITOMO MITSUI FINL GRP SR UNSEC	Corporate - 2.44%, 2021	**	2,961,704
	TAOT 2015-C A2A	Cash Equivalent - 0.92%, 2018	**	228,171
	TEVA PHARMACEUTICALS NE SR UNSEC	Corporate - 1.70%, 2019	**	888,730
	TIAA ASSET MGMT FIN LLC SR UNSEC 144A	Corporate - 2.95%, 2019	**	1,531,162
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2017	**	999
	U S TREASURY BILLS	Cash Equivalent - 0.00%, 2017	**	98,916
	U S TREASURY INFLATE PROT BD	US Treasury - 0.38%, 2025	**	1,979,884
	U S TREASURY INFLATE PROT BD	US Treasury - 0.63%, 2026	**	2,416,902
	U S TREASURY INFLATE PROT BD	US Treasury - 1.75%, 2028	**	906,362
	U S TREASURY INFLATE PROT BD	US Treasury - 2.00%, 2026	**	482,851
	U S TREASURY NOTE	Cash Equivalent - 0.88%, 2017	**	12,047,223
	U S TREASURY NOTE	Cash Equivalent - 0.88%, 2017	**	985,472
	U S TREASURY NOTE	Cash Equivalent - 1.00%, 2017	**	13,746,239
	U S TREASURY NOTE	Cash Equivalent - 0.63%, 2017	**	14,022,583
	U S TREASURY NOTE	US Treasury - 1.75%, 2021	**	2,334,867
	U S TREASURY NOTE	US Treasury - 1.00%, 2019	**	18,624,518
	U S TREASURY NOTE	US Treasury - 1.38%, 2023	**	10,297,209
	U S TREASURY NOTE	US Treasury - 1.25%, 2023	**	4,628,389
	U S TREASURY NOTE	US Treasury - 2.13%, 2021	**	20,995,641
	U S TREASURY NOTE	US Treasury - 0.75%, 2018	**	17,997,665
	U S TREASURY NOTE	US Treasury - 1.13%, 2021	**	5,423,654
	U S TREASURY REPO	Cash Equivalent - 0.60%, 2017	**	60,701,163
	UBS AG STAMFORD CT SR UNSEC	Corporate - 2.38%, 2019	**	3,536,473
	UBSBB 2013-C5 AAB WM22 WC4.120420506	Mortgage - 2.69%, 2046	**	1,214,101
	VERIZON COMMUNICATIONS SR UNSEC	Corporate - 5.15%, 2023	**	4,854,771
	VIACOM INC SR UNSEC	Corporate - 2.75%, 2019	**	1,000,098
	VM CASH CCP CME FOB USD	Cash Equivalent - 0.01%, 2060	**	46,929
	VM CASH CCP ICE FOB USD	Cash Equivalent - 0.01%, 2060	**	20,517
	VM CASH FUT DOM FOB USD	Cash Equivalent - 0.01%, 2060	**	179,140

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	VOLKSWAGEN GROUP AMERICA SR UNSEC 144A	Corporate - 1.39%, 2018	**	996,331
	WEA FINANCE LLC/WESTFIEL UNSEC 144A	Corporate - 2.70%, 2019	**	3,049,704
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 1.76%, 2020	**	2,015,204
	WELLS FARGO & COMPANY SR UNSEC	Corporate - 3.55%, 2025	**	2,913,555
	WFCM 2015-C26 ASB WM15	Mortgage - 2.99%, 2048	**	1,521,654
	WFCM 2015-C29 ASB WM15	Mortgage - 3.40%, 2048	**	1,651,913
	WFCM 2015-C30 ASB WM25 WC4.53	Mortgage - 3.41%, 2058	**	1,755,285
	WFCM 2016-C35 ASB WM16 WC0.0	Mortgage - 2.79%, 2048	**	1,436,181
	WISCONSIN-A-REF-TXBL	Municipals - 1.90%, 2022	**	1,839,207

	Capital Preservation Fund Total			563,438,944

	ARTISAN MIDCAP INVESTOR FUND
*	STATE STREET STIF	MONEY MARKET FUND	**	6,406,779
	ACTIVISION BLIZZARD INC	COMMON STOCK	**	1,758,810
	ACUITY BRANDS INC	COMMON STOCK	**	2,364,468
	ADVANCE AUTO PARTS INC	COMMON STOCK	**	2,019,462
	AMETEK INC	COMMON STOCK	**	921,796
	ARAMARK	COMMON STOCK	**	2,031,932
	ATHENAHEALTH INC	COMMON STOCK	**	1,176,011
	ATLASSIAN CORP PLC	COMMON STOCK	**	961,827
	BECTON DICKINSON AND CO	COMMON STOCK	**	2,800,278
	BLUE BUFFALO PET PRODUCTS	COMMON STOCK	**	696,150
	BOSTON SCIENTIFIC CORP	COMMON STOCK	**	5,651,378
	CBS CORP	COMMON STOCK	**	2,066,505
	CIGNA CORP	COMMON STOCK	**	3,377,702
	CIMAREX ENERGY	COMMON STOCK	**	2,106,722
	CINTAS CORP	COMMON STOCK	**	1,158,489
	CONCHO RESOURCES INC	DEPOSITORY RECEIPTS	**	3,251,087
	CTRIP.COM	COMMON STOCK	**	1,546,680
	DELPHI AUTOMOTIVE PLC	COMMON STOCK	**	2,002,787
	DEXCOM INC	COMMON STOCK	**	2,265,257
	DOLLAR TREE INC	COMMON STOCK	**	1,383,452
	ELECTRONIC ARTS INC	COMMON STOCK	**	2,660,907
	ENVISION HEALTHCARE CORP	COMMON STOCK	**	2,303,690
	EXPEDIA INC	COMMON STOCK	**	935,466
	FIDELITY NATIONAL INFO SERV	COMMON STOCK	**	2,202,334
	FORTUNE BRANDS HOME & SECURITY	COMMON STOCK	**	3,580,377
	GARTNER INC	COMMON STOCK	**	1,789,343

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GLOBAL PAYMENTS INC	COMMON STOCK	**	4,859,255
	GUIDEWIRE SOFTWARE INC	COMMON STOCK	**	1,958,105
	HARRIS CORP	COMMON STOCK	**	1,479,667
	HD SUPPLY HOLDINGS INC	COMMON STOCK	**	2,155,895
	IHS MARKIT LTD	COMMON STOCK	**	6,443,204
	INTERCONTINENTAL EXCHANGE INC	COMMON STOCK	**	2,337,932
	INTUIT INC	COMMON STOCK	**	1,052,922
	LKQ CORP	COMMON STOCK	**	5,760,637
	MIDDLEBY CORP	COMMON STOCK	**	1,690,245
	MONSTER BEVERAGE CORP	COMMON STOCK	**	2,218,330
	MOTOROLA SOLUTIONS INC	COMMON STOCK	**	1,786,611
	NEWELL BRANDS INC	COMMON STOCK	**	1,712,953
	NIELSEN HOLDINGS PLC	COMMON STOCK	**	1,105,802
	NORTHERN TRUST CORP	COMMON STOCK	**	1,677,880
	NVIDIA CORP	COMMON STOCK	**	2,252,961
	O REILLY AUTOMOTIVE INC	COMMON STOCK	**	815,463
	PANERA BREAD COMPANY	COMMON STOCK	**	726,019
	REGENERON PHARMACEUTICAS	COMMON STOCK	**	3,933,736
	ROPER TECHNOLOGIES INC	COMMON STOCK	**	1,752,442
	RPM INTERNATIONAL INC	COMMON STOCK	**	2,152,016
	SEATTLE GENETICS INC	COMMON STOCK	**	4,856,184
	SMITH (A.O.) CORP	COMMON STOCK	**	1,023,738
	STATE STREET BANK + TRUST	COMMON STOCK	**	695,761
	SVB FINANCIAL GROUP	COMMON STOCK	**	2,677,381
	TD AMERITRADE HOLDING CORP	COMMON STOCK	**	1,412,902
	TRACTOR SUPPLY COMPANY	COMMON STOCK	**	1,359,273
	ULTA SALON COSMETICS & FRAGRANCE	COMMON STOCK	**	2,540,477
	VANTIV INC	COMMON STOCK	**	2,011,877
	VEEVA SYSTEMS INC	COMMON STOCK	**	2,131,296
	VERISK ANALYTICS INC	COMMON STOCK	**	1,461,628
	WABTEC CORP	COMMON STOCK	**	1,217,903
	WASTE CONNECTIONS INC	COMMON STOCK	**	3,640,918
	WHITEWAVE FOODS CO	COMMON STOCK	**	1,222,087
	WORKDAY INC	COMMON STOCK	**	1,316,314

	Artisan Midcap Investor Fund Total			134,859,503

	METWEST TOTAL RETURN FUND
*	STATE STREET STIF	Money market fund	**	8,162,021

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	ABBVIE INC SR UNSECURED	CORPORATE BONDS - 4.30%, 2036	**	95,291
	ABBVIE INC SR UNSECURED	CORPORATE BONDS - 4.70%, 2045	**	318,867
	ACE SECURITIES CORP. ACE 2004 IN1	MORTGAGE - 1.00%, 2034	**	1,047,899
	ACTAVIS FUNDING SCS COMPANY GUAR	CORPORATE BONDS - 3.80%, 2025	**	450,530
	ACTAVIS FUNDING SCS COMPANY GUAR	CORPORATE BONDS - 4.55%, 2035	**	296,938
	ADJUSTABLE RATE MORTGAGE TRUST ARMT 2005 2 6M1	MORTGAGE - 1.00%, 2035	**	329,238
	AETNA INC SR UNSECURED	CORPORATE BONDS - 1.70%, 2018	**	549,490
	AMER AIRLN 13 1 A PASS T PASS THRU CE	CORPORATE BONDS - 4.00%, 2027	**	350,401
	AMERICA WEST AIR 2000 1 PASS THRU CE	CORPORATE BONDS - 8.06%, 2022	**	409,601
	AMERICAN HOME MORTGAGE INVESTM AHM 2004 4 4A	MORTGAGE - 1.00%, 2045	**	831,263
	APPLE INC SR UNSECURED	CORPORATE BONDS - 4.65%, 2046	**	313,156
	AT+T INC SR UNSECURED	CORPORATE BONDS - 4.75%, 2046	**	454,761
	AT+T INC SR UNSECURED	CORPORATE BONDS - 4.80%, 2044	**	203,157
	BABSON CLO LTD BABSN 2015 IA A 144A	OTHER ASSET BACKED - 1.00%, 2027	**	580,756
	BANC OF AMERICA MERRILL LYNCH BAMLL	MORTGAGE - 2.96%, 2030	**	221,265
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 6.88%, 2018	**	478,310
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 5.65%, 2018	**	523,881
	BANK OF AMERICA CORP SR UNSECURED	CORPORATE BONDS - 4.10%, 2023	**	626,760
	BANK OF AMERICA NA SUBORDINATED	CORPORATE BONDS - 5.30%, 2017	**	1,007,745
	BAXALTA INC COMPANY GUAR	CORPORATE BONDS - 2.88%, 2020	**	424,894
	BCAP LLC TRUST BCAP 2008 IND2 A1	MORTGAGE - 1.00%, 2038	**	731,705
	BEAR STEARNS ADJUSTABLE RATE M BSARM	MORTGAGE - 1.00%, 2033	**	867,688
	BEAR STEARNS COS LLC COMPANY GUAR	CORPORATE BONDS - 7.25%, 2018	**	1,063,529
	BERKSHIRE HATHAWAY INC SR UNSECURED	CORPORATE BONDS - 3.13%, 2026	**	521,590
	CAPITAL ONE BANK USA NA SR UNSECURED	CORPORATE BONDS - 1.20%, 2017	**	749,849
	CELGENE CORP SR UNSECURED	CORPORATE BONDS - 5.00%, 2045	**	363,906
	CENTEX HOME EQUITY CXHE 2005 D M1	OTHER ASSET BACKED - 1.00%, 2035	**	191,352
	CENTEX HOME EQUITY CXHE 2005 D M2	OTHER ASSET BACKED - 1.00%, 2036	**	1,210,556
	CHARTER COMM OPT LLC/CAP SR SECURED	CORPORATE BONDS - 4.46%, 2022	**	621,793
	CHASE ISSUANCE TRUST CHAIT 2015 A6 A6	CREDIT CARD RECIVEABLE- 1.00%, 2019	**	590,211
	CITIGROUP INC SR UNSECURED	CORPORATE BONDS - 1.80%, 2018	**	499,721
	CITIGROUP INC SR UNSECURED	CORPORATE BONDS - 1.75%, 2018	**	997,869
	CITIGROUP MORTGAGE LOAN TRUST CMLTI 2015 6 2A1 144A	MORTGAGE - 1.00%, 2035	**	785,725
	COLLEGIATE FUNDING SERVICES ED COELT 2005 A A4	OTHER ASSET BACKED - 1.00%, 2035	**	1,018,205
	COLUMBIA PIPELINE GROUP COMPANY GUAR	CORPORATE BONDS - 2.45, 2018	**	753,665

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	COMM MORTGAGE TRUST COMM 2013 300P A1 144A	MORTGAGE - 4.35%, 2030	**	221,844
	COMM MORTGAGE TRUST COMM 2016 787S A 144A	MORTGAGE - 3.55%, 2036	**	219,671
	CONTL AIRLINES 2009 2 PASS THRU CE	CORPORATE BONDS - 7.25%, 2021	**	675,483
	CVS HEALTH CORP SR UNSECURED	CORPORATE BONDS - 5.13%, 2045	**	445,779
	DUKE ENERGY CAROLINAS 1ST REF MORT	CORPORATE BONDS - 3.75%, 2045	**	666,349
	DUQUESNE LIGHT HOLDINGS SR UNSECURED 144A	CORPORATE BONDS - 5.90%, 2021	**	895,009
	EMERA US FINANCE LP COMPANY GUAR 144A	CORPORATE BONDS - 2.15%, 2019	**	658,909
	ENCORE CREDIT RECEIVABLES TRUS ECR 2005 4 M1	OTHER ASSET BACKED 1.00%, 2036	**	513,942
	ENERGY TRANSFER PARTNERS SR UNSECURED	CORPORATE BONDS - 5.15%, 2045	**	623,402
	ESSEX PORTFOLIO LP COMPANY GUAR	CORPORATE BONDS - 5.50%, 2017	**	453,594
	FANNIEMAE ACES FNA 2012 M11 FA	MORTGAGE - 1.00%, 2019	**	769,510
	FANNIEMAE ACES FNA 2015 M1 A2	MORTGAGE - 2.53%, 2024	**	1,131,021
	FARMERS EXCHANGE CAP III SUBORDINATED 144A	CORPORATE BONDS - 1.00%, 2054	**	701,179
	FED HM LN PC POOL G07848 FG	MORTGAGE - 3.50%, 2044	**	1,797,365
	FED HM LN PC POOL G07957 FG	MORTGAGE - 4.00%, 2045	**	1,107,871
	FED HM LN PC POOL G08676 FG	MORTGAGE - 3.50%, 2045	**	1,236,367
	FED HM LN PC POOL G08702 FG	MORTGAGE - 3.50%, 2046	**	2,796,438
	FED HM LN PC POOL G08707 FG	MORTGAGE - 4.00%, 2046	**	602,015
	FED HM LN PC POOL G08711 FG	MORTGAGE - 3.50%, 2046	**	1,444,363
	FED HM LN PC POOL G08712 FG	MORTGAGE - 4.00%, 2046	**	451,723
	FED HM LN PC POOL G08715 FG	MORTGAGE - 3.00%, 2046	**	1,544,099
	FED HM LN PC POOL G08716 FG	MORTGAGE - 3.50%, 2046	**	1,775,017
	FED HM LN PC POOL G08721 FG	MORTGAGE - 3.00%, 2046	**	850,119
	FED HM LN PC POOL G08726 FG	MORTGAGE - 3.00%, 2046	**	1,009,574
	FED HM LN PC POOL G08732 FG	MORTGAGE - 3.00%, 2046	**	1,127,485
	FED HM LN PC POOL G08741 FG	MORTGAGE - 3.00%, 2047	**	318,084
	FED HM LN PC POOL G18622 FG	MORTGAGE - 2.50%, 2031	**	1,809,570
	FED HM LN PC POOL G18626 FG	MORTGAGE - 2.50%, 2032	**	431,159
	FED HM LN PC POOL G18627 FG	MORTGAGE - 3.00%, 2032	**	215,747
	FED HM LN PC POOL G60023 FG	MORTGAGE - 3.50%, 2045	**	1,982,555
	FED HM LN PC POOL G60080 FG	MORTGAGE - 3.50%, 2045	**	2,021,216
	FED HM LN PC POOL G60238 FG	MORTGAGE - 3.50%, 2045	**	220,326
	FED HM LN PC POOL G60344 FG	MORTGAGE - 4.00%, 2045	**	1,795,989
	FEDERAL HOME LOAN BANK BONDS 06/30 VAR	GOVERNMENT ISSUES - 1.00%, 2030	**	1,185,452
	FNMA POOL 467944 FN	MORTGAGE - 4.25%, 2021	**	529,391

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNMA POOL 468822 FN	MORTGAGE - 4.10%, 2021	**	482,803
	FNMA POOL 471713 FN	MORTGAGE - 2.85%, 2022	**	390,146
	FNMA POOL AL0151 FN	MORTGAGE - 1.00%, 2021	**	1,058,337
	FNMA POOL AL0705 FN	MORTGAGE - 1.00%, 2020	**	212,920
	FNMA POOL AL6167 FN	MORTGAGE - 1.00%, 2044	**	998,999
	FNMA POOL AL9027 FN	MORTGAGE - 1.00%, 2046	**	1,300,227
	FNMA POOL AL9472 FN	MORTGAGE - 1.00%, 2043	**	480,645
	FNMA POOL AM0762 FN	MORTGAGE - 3.29%, 2032	**	351,095
	FNMA POOL AM2749 FN	MORTGAGE - 2.83%, 2023	**	393,197
	FNMA POOL AM4125 FN	MORTGAGE - 3.74%, 2023	**	550,655
	FNMA POOL AM4493 FN	MORTGAGE - 3.92%, 2023	**	527,791
	FNMA POOL AM7013 FN	MORTGAGE - 3.39%, 2029	**	335,826
	FNMA POOL AM8774 FN	MORTGAGE - 2.67%, 2025	**	547,184
	FNMA POOL AM9793 FN	MORTGAGE - 3.12%, 2027	**	414,073
	FNMA POOL AN2812 FN	MORTGAGE - 2.56%, 2028	**	389,566
	FNMA POOL AN2913 FN	MORTGAGE - 2.61%, 2028	**	390,854
	FNMA POOL FN0001 FN	MORTGAGE - 1.00%, 2020	**	567,795
	FNMA POOL MA2740 FN	MORTGAGE - 2.50%, 2026	**	897,163
	FNMA POOL MA2830 FN	MORTGAGE - 2.50%, 2031	**	149,492
	FNMA TBA 15 YR 2.5 SINGLE FAMILY MORTGAGE	MORTGAGE - 2.50%, 2032	**	851,345
	FNMA TBA 15 YR 3 SINGLE FAMILY MORTGAGE	MORTGAGE - 3.00%, 2032	**	861,984
	FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	MORTGAGE - 3.00%, 2047	**	1,803,046
	FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	MORTGAGE - 3.50%, 2047	**	1,050,545
	FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	MORTGAGE - 4.00%, 2046	**	1,818,764
	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 2.15%, 2018	**	200,290
	FORD MOTOR CREDIT CO LLC SR UNSECURED	CORPORATE BONDS - 6.63%, 2017	**	515,216
	GENERAL MOTORS CO SR UNSECURED	CORPORATE BONDS - 3.50%, 2018	**	356,965
	GILEAD SCIENCES INC SR UNSECURED	CORPORATE BONDS - 4.50%, 2045	**	349,706
	GNMA II POOL MA3521 G2	MORTGAGE - 3.50%, 2046	**	830,951
	GNMA II POOL MA3597 G2	MORTGAGE - 3.50%, 2046	**	895,969
	GNMA II POOL MA3736 G2	MORTGAGE - 3.50%, 2046	**	847,067
	GNMA II POOL MA3937 G2	MORTGAGE - 3.50%, 2046	**	214,339
	GNMA II POOL MA4069 G2	MORTGAGE - 3.50%, 2046	**	798,954
	GNMA II POOL MA4126 G2	MORTGAGE - 3.00%, 2046	**	1,348,578
	GNMA II TBA 30 YR 3 JUMBOS	MORTGAGE - 3.00%, 2047	**	1,199,836

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	GNMA II TBA 30 YR 3.5 JUMBOS	MORTGAGE - 3.50%, 2047	**	1,309,785
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 5.95%, 2018	**	833,394
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 6.15%, 2018	**	262,979
	GOLDMAN SACHS GROUP INC SR UNSECURED	CORPORATE BONDS - 5.25%, 2021	**	301,397
	GREENPOINT MORTGAGE FUNDING TR GPMF 2005 HY1 1A1A	MORTGAGE - 1.00%, 2035	**	636,225
	HARBORVIEW MORTGAGE LOAN TRUST HVMLT 2005 9 2A1A	MORTGAGE - 1.00%, 2036	**	896,894
	HBOS PLC SUBORDINATED 144A	CORPORATE BONDS - 6.75%, 2018	**	659,061
	HCP INC SR UNSECURED	CORPORATE BONDS - 4.20%, 2024	**	788,775
	HEALTHCARE REALTY TRUST SR UNSECURED	CORPORATE BONDS - 3.86%, 2025	**	221,859
	HIGHER EDUCATION FUNDING 05/34 FRN	OTHER ASSET BACKED - 1.00%, 2034	**	969,862
	INTERNATIONAL TRANSMISSI 1ST MORTGAGE 144A	CORPORATE BONDS - 4.63%, 2043	**	638,461
	INTL LEASE FINANCE CORP SR SECURED	CORPORATE BONDS - 7.13%, 2018	**	323,250
	JP MORGAN MORTGAGE ACQUISITION JPMAC 2005 FLD1 M3	OTHER ASSET BACKED - 1.00%, 2035	**	584,402
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 1.80%, 2018	**	400,442
	JPMORGAN CHASE + CO SR UNSECURED	CORPORATE BONDS - 4.25%, 2020	**	423,294
	KRAFT HEINZ FOODS CO COMPANY GUAR	CORPORATE BONDS - 4.38%, 2046	**	399,916
	LIBERTY STREET TRUST LBTY 2016 225L A 144A	MORTGAGE - 3.56%, 2036	**	220,378
	MAGNETITE CLO LTD MAGNE 2014 9A A1 144A	OTHER ASSET BACKED - 1.00%, 2026	**	360,100
	MAGNETITE CLO LTD MAGNE 2015 12A AR 144A	OTHER ASSET BACKED- 1.00%, 2027	**	499,999
	METROPOLITAN WEST FLOATING RAT METROPOLITAN WEST FLOAT I	MUTUAL FUNDS	**	2,560,279
	METROPOLITAN WEST HIGH YIELD B METROPOLITAN WEST H/Y BOND I	MUTUAL FUNDS	**	2,818,805
	MICROSOFT CORP SR UNSECURED	CORPORATE BONDS - 3.75%, 2045	**	328,213
	MLCC MORTGAGE INVESTORS INC MLCC	MORTGAGE - 1.00%, 2029	**	782,407
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 5.50%, 2020	**	219,042
	MORGAN STANLEY SR UNSECURED	CORPORATE BONDS - 5.95%, 2017	**	1,144,913
	MORTGAGEIT TRUST MHL 2005 2 1A1	MORTGAGE - 1.00%, 2035	**	658,042
	NATIONSTAR HOME EQUITY LOAN TR NSTR 2006 B AV4	OTHER ASSET BACKED - 1.00%, 2036	**	1,076,470
	NATIONWIDE MUTUAL INSURA SUBORDINATED 144A	CORPORATE BONDS- 1.00%, 2024	**	393,696

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	NAVIENT STUDENT LOAN TRUST NAVSL 2015 2 A3	OTHER ASSET BACKED - 1.00%, 2040	**	1,159,335
	NELNET STUDENT LOAN TRUST NSLT 2015 2A A2 144A	OTHER ASSET BACKED - 1.00%, 2047	**	892,542
	NELNET STUDENT LOAN TRUST NSLT 2015 3A A2 144A	OTHER ASSET BACKED - 1.00%, 2051	**	1,160,184
	NEW YORK CITY NY MUNI WTR FIN NYCUTL	MUNICIPALS - 5.95%, 2042	**	870,210
	NEW YORK CITY NY TRANSITIONAL NYCGEN	MUNICIPALS - 5.57%, 2038	**	515,066
	NEW YORK ST DORM AUTH ST PERSO NYSHGR	MUNICIPALS - 5.29%, 2033	**	582,795
	NOBLE ENERGY INC SR UNSECURED	CORPORATE BONDS - 5.25%, 2043	**	76,396
	NYU HOSPITALS CENTER SECURED	CORPORATE BONDS - 4.78%, 2044	**	521,335
	PENNSYLVANIA HIGHER EDUCATION PHEAA 2015 1A A 144A	OTHER ASSET BACKED - 1.00%, 2041	**	889,746
	POTOMAC ELECTRIC POWER 1ST MORTGAGE	CORPORATE BONDS - 3.60%, 2024	**	516,971
	PROTECTIVE LIFE GLOBAL SR SECURED 144A	CORPORATE BONDS - 1.72%, 2019	**	540,639
	RAYMOND JAMES FINANCIAL SR UNSECURED	CORPORATE BONDS - 4.95%, 2046	**	218,959
	RBSCF TRUST RBSCF 2013 GSP A 144A	MORTGAGE - 1.00%, 2032	**	220,097
	RESIDENTIAL ASSET SECURITIES C RASC 2005 KS12 A3	OTHER ASSET BACKED - 1.00%, 2036	**	228,292
	SEQUOIA MORTGAGE TRUST SEMT 2003 8 A1	MORTGAGE - 1.00%, 2034	**	794,863
	SLM STUDENT LOAN TRUST SLMA 2004 10 A6A 144A	OTHER ASSET BACKED - 1.00%, 2026	**	1,194,564
	SLM STUDENT LOAN TRUST SLMA 2005 7 A4	OTHER ASSET BACKED-1.00%, 2029	**	1,207,368
	SLM STUDENT LOAN TRUST SLMA 2007 1 A5	OTHER ASSET BACKED-1.00%, 2026	**	1,013,588
	SLM STUDENT LOAN TRUST SLMA 2008 2 B	OTHER ASSET BACKED-1.00%, 2083	**	174,307
	SLM STUDENT LOAN TRUST SLMA 2008 4 B	OTHER ASSET BACKED-1.00%, 2029	**	228,965
	SLM STUDENT LOAN TRUST SLMA 2008 5 B	OTHER ASSET BACKED-1.00%, 2030	**	382,910
	SLM STUDENT LOAN TRUST SLMA 2008 8 B	OTHER ASSET BACKED-1.00%, 2029	**	221,968
	SLM STUDENT LOAN TRUST SLMA 2008 9 B	OTHER ASSET BACKED-1.00%, 2083	**	380,711
	SLM STUDENT LOAN TRUST SLMA 2012 5 A2	OTHER ASSET BACKED-1.00%, 2019	**	374,524
	SLM STUDENT LOAN TRUST SLMA 2013 4 A	OTHER ASSET BACKED-1.00%, 2027	**	722,535
	SOUTHWESTERN ELEC POWER SR UNSECURED	CORPORATE BONDS - 3.90%, 2045	**	652,012
	SPECTRA ENERGY PARTNERS SR UNSECURED	CORPORATE BONDS - 4.50%, 2045	**	190,170
	STRUCTURED ASSET MORTGAGE INVE SAMI 2004 AR2 2A	MORTGAGE - 1.00%, 2034	**	842,010
	TC PIPELINES LP SR UNSECURED	CORPORATE BONDS - 4.38%, 2025	**	554,445
	TCW EMERGING MARKETS INCOME FO TCW EMERGING MARKETS INCOME FO	LMTD PARTNRSHIP UNTS	**	1,389,331

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	TREASURY BILL	GOVERNMENT ISSUES-0.10%, 2017	**	114,848
	TSY INFL IX N/B	GOVERNMENT ISSUES-1.38%, 2044	**	854,557
	TSY INFL IX N/B	GOVERNMENT ISSUES-0.75%, 2045	**	1,313,578
	TSY INFL IX N/B	GOVERNMENT ISSUES- 0.38%, 2025	**	2,838,509
	UBS AG STAMFORD CT SR UNSECURED	CORPORATE BONDS - 1.80%, 2018	**	460,318
	UBS AG STAMFORD CT SR UNSECURED	CORPORATE BONDS - 1.38%, 2017	**	349,918
	UNITED TECHNOLOGIES CORP JR SUBORDINA	CORPORATE BONDS - 1.00%, 2018	**	600,131
	UNITEDHEALTH GROUP INC SR UNSECURED	CORPORATE BONDS - 4.63%, 2035	**	386,964
	UNIV OF CALIFORNIA CA REVENUES UNVHGR	MUNICIPALS - 3.93%, 2045	**	544,638
	US 2YR NOTE (CBT) MAR17 XCBT 20170331	FUTURE - 0.00%, 2017	**	6,717,313
	US 5YR NOTE (CBT) MAR17 XCBT 20170331	FUTURE - 0.00%, 2017	**	11,295,750
	US DOLLAR	CASH	**	4,104,720
	US TREASURY N/B	GOVERNMENT ISSUES-1.50%, 2019	**	1,779,611
	US TREASURY N/B	GOVERNMENT ISSUES-1.50%, 2022	**	1,124,035
	US TREASURY N/B	GOVERNMENT ISSUES-1.88%, 2022	**	1,780,556
	US TREASURY N/B	GOVERNMENT ISSUES-0.75%, 2017	**	7,528,234
	US TREASURY N/B	GOVERNMENT ISSUES- 0.75%, 2018	**	2,814,622
	US TREASURY N/B	GOVERNMENT ISSUES-1.25%, 2021	**	6,918,724
	US TREASURY N/B	GOVERNMENT ISSUES-1.00%, 2018	**	1,609,827
	US TREASURY N/B	GOVERNMENT ISSUES-1.75%, 2021	**	6,883,258
	US TREASURY N/B	GOVERNMENT ISSUES-2.00%, 2026	**	9,053,813
	US TREASURY N/B	GOVERNMENT ISSUES-2.88%, 2046	**	5,300,425
	US TREASURY N/B	GOVERNMENT ISSUES-1.00%, 2017	**	2,371,851
	US TREASURY N/B	GOVERNMENT ISSUES-1.25%, 2018	**	2,462,499
	US TREASURY N/B	GOVERNMENT ISSUES-2.00%, 2021	**	4,852,754
	VERIZON COMMUNICATIONS SR UNSECURED	CORPORATE BONDS - 4.86%, 2046	**	486,381
	VERIZON COMMUNICATIONS SR UNSECURED	CORPORATE BONDS - 4.52%, 2048	**	239,728
	VNO MORTGAGE TRUST VNDO 2012 6AVE A 144A	MORTGAGE - 3.00%, 2030	**	242,213
	WAL MART STORES INC SR UNSECURED	CORPORATE BONDS - 4.75%, 2043	**	308,369
	WALGREENS BOOTS ALLIANCE SR UNSECURED	CORPORATE BONDS - 3.45%, 2026	**	147,240
	WALGREENS BOOTS ALLIANCE SR UNSECURED	CORPORATE BONDS - 4.80%, 2044	**	179,867
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR1 A1A	MORTGAGE - 1.00%, 2045	**	729,103
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR13 A1A2	MORTGAGE - 1.00%, 2045	**	889,326
	WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A1A	MORTGAGE - 1.00%, 2045	**	831,432

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WEA FINANCE LLC/WESTFIEL COMPANY GUAR 144A	CORPORATE BONDS - 2.70%, 2019	**	657,441
	WELLS FARGO + COMPANY SR UNSECURED	CORPORATE BONDS - 2.50%, 2021	**	883,405
	WELLS FARGO + COMPANY SR UNSECURED	CORPORATE BONDS - 3.00%, 2026	**	262,414
	WELLS FARGO BANK NA SR UNSECURED	CORPORATE BONDS - 2.15%, 2019	**	439,727
	WELLS FARGO COMMERCIAL MORTGAG WFCM 2012 LC5 A3	MORTGAGE - 2.92%, 2045	**	447,765
	WELLS FARGO HOME EQUITY TRUST WFHET 2006 1 A4	OTHER ASSET BACKED - 1.00%, 2036	**	371,891
	WELLTOWER INC SR UNSECURED	CORPORATE BONDS - 3.75%, 2023	**	810,984
	Total Metwest Total Return Fund			218,671,445

		Total Investments		3,508,040,428

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 10%	—	$60,108,033

				$3,568,148,461
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Single
	N/A

Series
*	STATE STREET STIF	$581,739,656	N/A	N/A	$—	$581,739,656	$581,739,656	N/A
	735 Transactions

*	STATE STREET STIF	N/A	$569,139,733	N/A	$—	$569,139,733	$569,139,733	$—
	919 Transactions

	JP Morgan Term Repo	$103,600,000	N/A	N/A	$—	$103,600,000	$103,600,000	N/A
	1 Transaction

	JP Morgan Term Repo	N/A	$103,600,000	N/A	$—	$103,600,000	$103,600,000	$—
	1 Transaction

	FNMA TBA 30 YR 3	$84,511,656	N/A	N/A	$—	$84,511,656	$84,511,656	N/A
	14 Transactions

	FNMA TBA 30 YR 3	N/A	$111,906,884	N/A	$—	$112,532,249	$111,906,884	$(625,365)
	18 Transactions

FirstEnergy Corp. Savings Plan
Schedule H, line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 2016
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party	Description of Assets	Purchase Price	Selling Price	Lease Rental	Expenses Incurred in Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

	FNMA TBA 30 YR 3	$117,188,337	N/A	N/A	$—	$117,188,337	$117,188,337	N/A
	21 Transactions

	FNMA TBA 30 YR 3	N/A	$117,341,806	N/A	$—	$117,188,337	$117,341,806	$153,469
	21 Transactions

	US TREASURY N/B	$179,061,162	N/A	N/A	$—	$179,061,162	$179,061,162	N/A
	8 Transactions

	US TREASURY N/B	N/A	$160,996,094	N/A	$—	$161,077,285	$160,996,094	$(81,191)
	9 Transactions

	US TREASURY N/B	$123,379,501	N/A	N/A	$—	$123,379,501	$123,379,501	N/A
	19 Transactions

	US TREASURY N/B	N/A	$115,902,034	N/A	$—	$116,276,715	$115,902,034	$(374,681)
	16 Transactions
* Parties-in-interest

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 27, 2017

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee